Management’s Discussion and Analysis
For the Period Ended September 30, 2011

Introduction

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silvermex Resources Inc.’s (“Silvermex” or “the Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2011 and related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010, the related Management’s Discussion and Analysis and the Company’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F (available on EDGAR at www.sec.gov). All figures are in Canadian dollars unless otherwise noted. This Management Discussion and Analysis has been prepared as of November 10, 2011 and includes certain statements that may be deemed “forward-looking statements”. Investors are directed to the section “Risks and Uncertainties” and to page 21 for a statement on forward-looking information included within this MD&A.

Highlights

In the third quarter of 2011, the Company:

  achieved positive adjusted EBITDA of $1.4 million on adjusted net income of $2.6 million (see Non-GAAP Measures).

  achieved full mill production capacity of 320 tonnes per day (“tpd”) in September, one month ahead of schedule.

  produced 129,384 ounces of silver and 991 ounces of gold from the La Guitarra Mine.

  generated gross revenue, net of refining costs, of $5.1 million from the sale of 98,703 ounces of silver and 1,123 ounces of gold.

  achieved positive cash flow of $0.6 million.

Overview

The Company is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metals assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico. The Company has mining operations in Mexico and owns exploration properties in Canada and Mexico. The Company’s core assets in the Temascaltepec Mining District of Mexico, aside from the producing La Guitarra silver-gold mine and mining concessions, include over 39,000 hectares in one of Mexico’s oldest and most prolific silver districts. La Guitarra is an underground mine currently in operation with a flotation mill that has a proven capacity of 320 tpd.

In January 2010, the Company released results of an updated resource and reserve audit for its La Guitarra Mine and Temascaltepec Mining District. The reserve and resource estimates are based on assay data obtained from diamond drilling and sampling, both on surface and from underground, and ore body modelling. The existing La Guitarra NI 43-101 resource estimates and resulting reports were prepared by previous management and external third party sources. The Company has an extensive review process underway to compile and analyze all past available exploration results and data into a comprehensive new resource model.

On November 16, 2010, Silvermex completed the acquisition of all of the issued and outstanding common shares of Silver One (“Silver One Shares”) by way of an arrangement (the “Arrangement”) under the Business Corporations Act (the “Acquisition”).

2011 Q3 MD&A

The Arrangement and related transactions were approved by the shareholders of Silvermex and Silver One at special meetings of the respective shareholders held on November 9, 2010. Concurrent with the closing of the Acquisition, Silvermex changed its name from “Genco Resources Ltd.” to “Silvermex Resources Inc.” and Silver One changed its name from “Silvermex Resources Ltd.” to “Silver One Mining Corporation”. On November 16, 2010, the Silver One Shares ceased trading on the TSX Venture exchange and the common shares in the capital of Silvermex (the “Common Shares”) commenced trading on the TSX under the new symbol “SLX”.

Pursuant to the Arrangement, Silver One became a wholly-owned subsidiary of Silvermex, with all of the shareholders of Silver One becoming shareholders of Silvermex. The business and operations of Silver One have been combined with those of Silvermex.

A Form 51-102F4 “Business Acquisition Report” in respect of the Acquisition, and copies of the arrangement agreement, have been filed under the Company’s profile on the SEDAR website located at www.sedar.com. Historical information on Silver One can also be found under its profile on the SEDAR website.

In order to facilitate a one-for-one exchange ratio between Silvermex’s Common Shares and Silver One Shares, immediately before the completion of the Arrangement, Silvermex subdivided the Common Shares on a 1.1 -for-one basis (the “Subdivision”).

Pursuant to the terms of the Arrangement, Silvermex acquired Silver One by way of a share exchange conducted on the basis of one post-Subdivision Common Share for each Silver One Share.

In total, on the effective date of the Arrangement, which was November 16, 2010, 89,315,406 post-Subdivision Common Shares were issued to shareholders of Silver One. In addition, all outstanding options and warrants to acquire Silver One Shares (“Silver One Options”) were exchanged for options and warrants to acquire the equivalent number of common shares of the Company for the same aggregate consideration.

2011 Q3 MD&A

Operating Performance

Mine Operations

The table below summarizes metal production at La Guitarra mine for the following periods:

	Three Months Ended September 30,		Three Months Ended June 30,		Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2011	2010	2011	2010 (1)	2010
Tonnes ore milled	24,820	16,568	16,164	6,542	16,359	--	39,896

Tonnes ore milled per day (2)	310	180	178	123	182	--	157

Silver grade (g/t)	181	132	174	102	191	--	131

Gold grade (g/t)	1.4	1.2	2.4	0.9	2.5	--	1.13

Silver recovery (%)	89.0%	90.2%	90.0%	82.8%	92.7%	--	88.9

Gold recovery (%)	84.5%	84.8%	88.5%	75.7%	88.8%	--	82.3

Silver produced (ounces)	129,384	63,768	81,400	18,197	93,063	--	149,850

Gold produced (ounces)	991	557	1,111	137	1,182	--	1,192

Silver sales (ounces)	98,703	9,540	47,769	7,395	86,128	--	112,690

Gold sales (ounces)	1,123	49	785	112	1,002	--	934

Average realized silver price ($US/oz)	37.67	17.96	39.03	18.44	32.98	--	26.52

Average realized gold price ($US/oz)	1,756.00	1,192.97	1,502.64	1,216.60	1,399.27	--	1,351.54

Silver inventory (ounces)	43,068	62,661	35,121	9,566	9,467		19,543

Gold inventory (ounces)	280	517	533	13	234		131

(1) The La Guitarra Mine recommenced operations in April 2010 after a 17 month closure. In late October 2008, a group, which included former employees of the Company’s subsidiary, Servicios para la Industria Minera, S.A. de C.V. (“SIMSA”), closed the La Guitarra operations by blocking mine access. The Company had no production during the three months ended March 31, 2010.

(2) Tonnes milled per day for the three months ended June 30, 2010 are based on 53 days and for the year ended December 31, 2010 is based on 163 days with the re-commencement of milling on April 21, 2010.

2011 Q3 MD&A

Three months ended September 30, 2011 compared to three months ended June 30, 2011

Silver production for the third quarter of 2011 increased 58.9% over the second quarter of 2011 and gold production decreased by 10.8% . Plant throughput increased by 53.6% with the grade of silver increasing by 4.0% and gold decreasing by 41.6% . The increase in silver production in the quarter was due to the increased throughput at the mine as well an increase in overall grade. The decrease in gold production was a result of mining from areas with lower gold grade during the quarter.

Three months ended September 30, 2011 compared to three months ended September 30 2010

Silver production for the third quarter of 2011 increased 102.9% over the comparative 2010 quarter and gold production increased by 77.9% .. Plant throughput increased by 49.8% with the grades of silver and gold increasing by 37.1% and 16.7% respectively. The increase in silver and gold production is attributable to an increase in throughput as the mine continues its ramp up after recommencement of operations in April of 2010, as well as improved grade as a result of the implementation of improved mining practices.

Exploration and Mine Development
La Guitarra Mine Development

The Company’s primary objective for 2011 was to delineate and develop additional reserves and resources within the mine in order to operate the mill at its designed capacity of 320 tpd, by the fourth quarter of 2011. In July, the mill operating schedule increased from four days to seven days a week and by the end of September had reached full capacity ahead of schedule, producing an average of 320 tpd.

The Company has spent $2.2 million of its $7.0 million budget for 2011 on expanding underground infrastructure, refurbishing and upgrading equipment, expanding tailings capacity, health and safety improvements and environmental initiatives, including reclamation and the construction of a water treatment plant.

The San Rafael underground workings, directly contiguous to the La Guitarra zone, were de-watered in the second quarter and are undergoing rehabilitation and development to become the primary source of ore for the mill in the first quarter of 2012.

The Company has completed 2,126 meters of new underground development of the 3,900 meters planned for the year, totalling $1.8 million of the planned $2.4 million in expenditures. This new underground development includes 2,033 meters of new ramps, drifts, crosscuts and raises and 93 meters of drifting to develop new diamond drill platforms. This development opens additional areas and levels for mining and provides a more a consistent number of available workplaces at any one time to meet production targets. The Company will continue with the development throughout the remainder of the year and into 2012.

Further, the Company is in the process of constructing a new assay lab and designing the expansion its existing tailings dam which is anticipated to be completed by the third quarter of 2012.

The Company anticipates that the round the clock 320 tpd La Guitarra operation should produce approximately 550,000 silver ounces and 5,000 gold ounces on an annualized basis.

La Guitarra Exploration

The Company has adopted a systematic approach to exploring the Temascaltapec Mining District. This approach involves numerous exploration techniques such as surface mapping, geochemical analysis and the identification of potential mineralized targets through underground and surface sampling followed by drill testing these targets.

2011 Q3 MD&A

For 2011, the Company planned to complete approximately 7,500 metres of surface drilling and 7,500 metres of underground drilling of which 3,961 meters and 4,016 meters, respectively, has been drilled to date. Management is confident that this exploration program will assist in the development of near-term ore supply and identify potential new areas for developing resources and eventual mining.

The Company had previously completed over 85,000 metres of core and reverse circulation drilling on the property since August 2006. This drilling focused on developing open pit and underground resources near the existing La Guitarra Mine as well as drilling in the areas of Mina de Agua, Nazareno and Coloso where significant mineralization has been identified in each of these areas. The Company estimates that less than 10% of the identified vein system has been drill tested to date.

Drilling targets have been identified and some have been advanced significantly. Areas such as Mina de Agua, Coloso and Nuevo Discubrimiento have already been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with very high grades but little or no exploration using modern techniques.

The Company is compiling all of this prior information, in combination with the new drilling results, into a new geologic model. This new model will, in combination with information from a comprehensive program of surface mapping and sampling, be used to assist in identifying and prioritizing our diamond drill targets at La Guitarra and within the district.

Overall, the Company’s long term goal remains focused on expanding production from the La Guitarra land position and it will continue to evaluate expansion opportunities to take advantage of the potential of the Temascaltepec district with the goal of identifying more production centres on the property. To that end, the Company plans to focus its exploration and drill programs in 2012 on the Jessica, Nazareno and Mina de Agua areas.

Rosario Property

The Rosario Property totals 16,279 hectares in south east Sinaloa, Mexico and is a consolidation of three past producing mines: Plomosas, San Juan and San Marcial. The Rosario Property contains a camp, mill site, tailings facility, water rights, electric power and infrastructure that could allow the Plomosas and San Juan projects to commence production in a shorter time frame and at a lower capital cost should a positive production decision be made. The Company is encouraged by the exploration potential of this project and is looking at opportunities to expand the historic resource and potentially return these properties back to production. With this objective in mind, the Company has designed a drill program to look for down dip extensions within the Plomosas zone on the Rosario property. In the fourth quarter of 2011 and the first quarter of 2012, the Company plans to develop the cross cut drill platforms necessary to facilitate drilling and plans to commence drilling in the second quarter of 2012.

San Marcial Property

The San Marcial property represents 1,250 hectares of the Rosario Project. The Company has completed an internal evaluation of the San Marcial property and has determined that due to a number of factors, including the terms of the option agreement with Silver Standard Resource Inc. (“Silver Standard”) the property does not, at this time, warrant further development as a standalone project. Although management has written-down the property, the terms of the option agreement are in the process of being renegotiated and may retain the property if the renegotiated terms are acceptable.

2011 Q3 MD&A

Peñasco Quemado Property

The Peñasco Quemado property is located within the north-central portion of the Mexican state of Sonora, approximately 14.5 km west of the town of Tubutama, in the Magdalena - Tubutama mining district. The project contains disseminated silver mineralization and minor amounts of gold and copper, associated iron, and strong manganese oxide within brecciated zones in a volcano sedimentary suite of rocks. These mineralized brecciated zones are the most important exploration targets on the property. The Company plans to advance the property in 2012, by performing surface geology, trenching, drilling and metallurgical work during the year.

Lobos Property

The 100% owned Lobos project is located in northwestern Sonora, Mexico. The property's 2,830 hectares lies along the Sea of Cortez, approximately 90 km from Puerto Peñasco, the largest major center in the region. The Company plans to design and commence a drill program on the property in the second half of 2012.

La Frazada Property

The La Frazada mine is located in the historic mining district of Real del Zopilote, in the state of Nayarit and along the southwest margin of the Sierra Madre Occidental. The property is approximately 300 km northwest of Guadalajara. The overall concession totals 360 hectares, which was staked by Silvermex in March 2008. The property consists of two principal mineralized zones, the La Jabalina and La Frazada Veins, which lie between 10 and 15 meters apart. The Company has previously completed a systematic sampling and mapping program along the 3 km surface outcrops and the underground workings in which the La Jabalina and La Frazada vein are exposed. For 2012, the Company plans to compile all prior information on the property, and design an exploration program..

Oest Property

On October 7, 2011, the Company completed the sale of the Oest Property, which consists of eight patented and six unpatented mining claims located in Lyon County, Nevada in the Silver City Mining District, to Comstock Mining Inc. (NYSE Amex: Lode). In return for the Oest Property, the Company received an initial payment of $52,000 (US$50,000) less closing costs, additional payments to be paid over a 33 month period totalling $232,335 (US$225,000) and a production royalty over future production on the property of 2.5% net smelter returns. Under the terms of the sale agreement the first $103,000 ($US100,000) payable under the 2.5% NSR is to be used to extinguish all existing royalties on the property prior to commencing royalty payments to the Company.

Results of Operations

The Company achieved adjusted net income, which excludes share based compensation and the write down of the mineral property interest, for the three and nine months ended September 30, 2011 of $2.6 million and $2.1 million respectively compared to adjusted losses of the same periods in 2010 of $0.3 million and $3.2 (See Non-GAAP Measures – Adjusted Loss). Net loss was $4.9 million and $7.0 million for the three and nine month period ended September 30, 2011 compared with a net loss of $0.5 million and $3.6 million, respectively for the same period in 2010. The increase in net loss in 2011 is mainly attributable to the $7.2 million write down of the San Marcial property.

The Company achieved a gross profit of $1.7 million and $4.5 million for the three and nine months ended September 30, 2011, on sales of gold and silver of $5.1 million and $11.7 million, respectively compared with a gross loss of $0.3 million and $0.9 million for the comparative 2010 periods on sales of gold and silver of $0.3 million and $0.6 million. The Company’s La Guitarra mine recommenced operations in April 2010 thereby initially incurring higher operating costs as the mine ramps up to full production; the mine was previously not operating due to mine access issues.

2011 Q3 MD&A

Administration expenses for the three and nine months ended September 30, 2011 of $1.0 million and $3.8 million, respectively relate to all costs associated with the Company’s head office, listing expenses and other general corporate expenses. Staffing, office costs and professional fees were higher in both the three and six months ended September 30, 2011 as a result of the Company’s business combination compared to the same periods in 2010. Further additional increased professional fees were incurred in 2011 due to the transition to IFRS in the year. Mine overhead costs incurred in 2010 of $0.9 million relate to all expenses of La Guitarra prior to the recommencement of mining operations in April 2010. Included in Mine overhead costs for 2010 were increased labour and other costs which were incurred prior to the restart of operations.

Total assets were $69.1 million at September 30, 2011, a decrease of $5.2 million compared with December 31, 2010. This decrease is mainly attributable to the $7.2 million write off of the San Marcial property, offset by a $0.5 million increase in inventory, $0.5 million increase in prepaid expenses and deposits and $4.0 million in property, plant and equipment additions.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

($‘000)	2011			2010				2009
	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31(1)
Revenue	5,051	2,752	3,887	3,391	313	247	Nil	382
Operating profit (loss)	(7,595)	(1,462)	(731)	(38,887)	(1,459)	(1,584)	(1,537)	(3,832)
Net income (loss)	(4,868)	(1,219)	(897)	(38,086)	(458)	(1,664)	(1,448)	(14,617)
Earnings (loss) per share(2)	(0.02)	(0.01)	(0.00)	(0.25)	(0.00)	(0.02)	(0.02)	(0.20)

(1)The financial results for the periods prior to December 31, 2009 have not been restated in accordance with IFRS.
(2)Basic and fully diluted

Revenue increased for the three months ended September 30, 2011 compared with the three months ended June 30, 2011 due to at 58.9% increase in production and a 106.6% increase in ounces sold. In the second quarter fewer ounces were shipped and sold as the Company was restricted from shipping to the refinery as a consequence of a shortage of cyanide from the flooding of DuPont’s cyanide production facility in Memphis, TN. As a result, the refinery was unable to receive and process the Company’s silver and gold, which negatively impacted the Company’s revenue and earnings in the second quarter but benefited the third quarter as refining capacity returned to normal. Net loss increased significantly in the quarter due to the $7.2 million write down of the San Marcial property. Adjusting net income to remove this write down and share based compensation results in net income for the Company of $2.6 million (See Non-GAAP Measures – Adjusted Loss).

Liquidity and Capital Resources

Working Capital

At September 30, 2011, the Company had cash on hand of $14.0 million and short term investments of $7.4 million, current assets of $28.6 million and working capital of $24.6 million. The Company believes that the current cash on hand and short term investments are sufficient to meet its cash requirements for the consolidated entity for the next 12 months.

2011 Q3 MD&A

Operating, Financing and Investing Activities

For the third quarter, cash generated was $0.6 million compared with cash used of $0.2 million for the same period in 2010. For the nine months ended September 30, 2011 the Company’s cash flow was essentially neutral with cash used at $0.1 million compared with cash generated of $0.9 million for the nine months ended September 30, 2010. Additionally, in the nine month period ended September 30, 2011, the Company posted a $3.2 million tax bond in Mexico (see Contractual Obligations, Commitments and Contingencies) which is accounted for as restricted cash.

Operating activities used cash of $0.6 million and $0.3 million for the three and nine months ended September 30, 2011, compared with cash used of $1.4 million and $4.5 million for the same 2010 periods.

Cash used in investing activities in the three and nine month period ended September 30, 2011 were $68,000 and $2.0 million respectively, net of accounts payable. Investing activities included expanding underground infrastructure, refurbishing and upgrading equipment, expanding tailings capacity, and the construction of a new assay laboratory at the La Guitarra Mine for $2.1 million and $4.0 million, in the three and six month ended September 30, 2011. Offsetting these expenditures was the receipt of $2.0 million from Andover Ventures Inc. (“Andover”). In 2010, the Company received $2.0 million in payments plus interest and a $2.0 million secured note from Andover for the sale of shares of Chief Consolidated Mining Company (“Chief”) upon amendments to the original sale agreement from 2008. The final $2.0 million payment on the secured note was received in the third quarter of 2011 and upon receipt the Company recognized the final amount of the deferred gain of $1.3 million from this sale.

Financing activities generated cash of $1.4 million and $2.2 million for the three and nine months ended September 30, 2011 compared with cash generated of $40,000 and $4.3 million for the same period in 2010. Financing activities for the nine months ended September 30, 2011 consisted of the exercise of 2,153,250 stock options and 4,635,605 warrants and agent common share units. In 2010, financing activities were as follows:

  The Company completed a private placement of 24.2 million units at a price of $0.62 per unit for gross proceeds of $15.0 million (net proceeds of $14.0 million after agent’s commission). Each unit consists of one common share and a one-half warrant to purchase a further common share for $0.90 for a period of three years. Fees of $1.0 million were paid and 1.6 million broker’s warrants in the brokered portion of the private placement, and 57,893 warrants in the non-brokered portion of the private placement were issued. The agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

  The Company completed a private placement of 14.6 million units at a price of $0.33 per unit for gross proceeds of $4.8 million (net proceeds of $4.3 million after agent’s commission and expenses.) As part of this placement the Company issued 10.0 million units consisting of one common share and a one-half transferable warrant to purchase a further common share for $0.41 for a period of two years, and 4.6 million units consisting of one common share and a one-quarter transferable warrant to purchase a further common share for $0.41 for a period of two years. The agent was paid $382,000 and 440,000 broker’s warrants exercisable to purchase a further share at $0.41 for a period of two years.

At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work, the Company may be required to look for alternate sources of financing. In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

2011 Q3 MD&A

Contractual Obligations, Commitments and Contingencies

Lease Commitment

During the nine months ended September 30, 2011, the Company signed a three year lease agreement with minimum monthly lease payments of $13,730, for a head office in Vancouver, BC. The total minimum lease payments remaining under the lease agreement are $398,000 over three years.

Royalty Obligations

La Guitarra & Temascaltepec District

  Mario Héctor Gottfried Joy Royalty
  This royalty covers five concessions totalling 767.3 hectares. The agreement calls for a payment of $2,000 per month subject to an inflation adjustment after September 2003. The monthly payment is considered as an advance on the royalties. Once the concessions are in production the monthly royalty payment will be reduced by US$500 if the calculated monthly royalty is US$3,500 or less; and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to Mr. Gottfried Joy of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold. To date, over US$240,000 has been advanced to Mr. Gottfried Joy.

  Luismin Royalty
  La Guitarra must pay to Luismin, S.A. de C.V. (“Luismin”) a net smelter return royalty of 1-3% based on the price of gold for production from the 7,257 hectares of concessions included in the original La Guitarra purchase by the Company from Luismin. If the price of gold is at least US$400, but less than US$450, per ounce the royalty is 1%. If the price of gold is US$450, but less than US$500, the royalty is 2%. If the price of gold is US$500 or higher, the royalty is 3%. The Luismin royalty is payable once production from the concessions starting August 1, 2004 totals 175,000 equivalent ounces of gold.

  All mine production will be converted to equivalent ounces of gold. The amount of other royalties payable on minerals mined, produced or otherwise recovered from such properties are to be deducted from the royalty payable by the Company to Luismin.

  No royalties are payable on production from concessions outside the 7,257 hectare block that the Company purchased from Luismin as part of the purchase of La Guitarra.

Other Properties

  San Marcial Property
  The Company has an obligation to pay a 1% net smelter royalty capped at $13.8 million less payments to be made of $6.0 million in cash or shares and the value of 1.0 million shares due to be issued to Silver Standard in February 2011 (unissued) for the purchase of 100% interest in the property. The Company further is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the San Marcial Project while the project is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% net smelter return on the property, and the Company is also obligated to pay US$100,000 to International American Resources Inc. as a production payment. The Company is currently renegotiating this agreement; however all costs associated with the property have been written off (See Operating Performance – Exploration and Mine Development, San Marcial).

2011 Q3 MD&A

  Rosario Property
  When Aurcana Corporation (“Aurcana”) purchased the Rosario property from Industria Minera Mexico, S.A. de C.V. the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production within 18 months from the date of signing the agreement (i.e., August 2, 2007). If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. As Aurcana did not commence production by August 2, 2007, the Company has accrued an amount of $147,000 based on the limited information available to it.

Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3.2 million. The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit and that it will ultimately be successful in having it reversed, the Company has posted a bond with SAT for MXN$38.9 million ($3.0 million), the full amount of the tax reassessment. The Company has not recorded the impact of this reassessment and the bond has been classified as restricted cash.

Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work done under contract. On June 3, 2011, the Supreme Court of Guanajuato ruled that the Company must pay US$81,000 ($79,000) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the quarter ended June 30, 2011 but believes that the interest portion of the claim approximately $124,000 (US$120,000) is without merit. The Company has accrued $83,000 (US$80,000) in the event a settlement may be reached and is considering its options to recover any interest amounts claimed.

Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. An accurate amount of the potential liability cannot be determined but based on the information available, the Company has recorded a liability in the amount of $206,000 (MXN$2.7 million).

Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $2.4 million (December 31, 2010 – $2.3 million; January 1, 2010 - $1.8 million). During 2008, the Company received four assessments from the SAT advising VAT refunds totalling MXN$18.3 million ($1.8 million) were rejected. The Company appealed the decisions and received MXN$1.7 million ($136,000) plus interest in refunds in 2010, had MXN$16.0 million ($1.3 million) rejected on final appeal in 2011 and is awaiting final judgement on MXN$673,000 ($51,000). The balance of the VAT receivable consists of VAT refund applications which have been rejected, but not yet appealed and refunds in process or pending. Due to the uncertainty of the timing and the collectability, the Company recorded an allowance for the full amount of the receivable as of September 30, 2011. During 2011, the Company recorded a net increase to the allowance of $292,000 (December 31, 2010 - $526,000).

2011 Q3 MD&A

Non-GAAP Measures

Adjusted Loss

The Company has prepared a calculation of adjusted loss for the period in order to better reflect underlying business performance by removing certain non-cash adjustments from its IFRS calculation of loss as it believes this may be a useful indicator to investors. Adjusted loss may not be comparable to other similarly titled measures of other companies.

($000’s, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Net loss for the period	(4,868)	(458)	(6,984)	(3,571)

Adjustments

Share based compensation	273	145	1,908	371

Write-down of mineral property interests	7,205	-	7,205	-

Adjusted net income (loss) for the period	2,610	(313)	2,129	(3,200)

per share	0.01	(0.00)	0.01	(0.03)

EBITDA and Adjusted EBITDA

EBITDA, adjusted EBITDA, EBITDA per share and adjusted EBITDA per share (“EBITDA Metrics”) are non-GAAP financial measures. EBITDA and EBITDA per share represent net income, excluding income tax expense, interest expense and amortization and accretion. Adjusted EBITDA and adjusted EBITDA per share better reflects the underlying business performance of the Company by removing certain non-cash adjustments from its calculation of EBITDA and EBITDA per share. The Company believes that the EBITDA Metrics trends are valuable indicators of whether its operations are generating sufficient operating cash flow to fund working capital needs and to fund capital expenditures. The Company uses the results depicted by the EBITDA Metrics for these purposes, an approach utilized by the majority of public companies in the mining sector. The EBITDA Metrics are intended to provide additional information, do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

2011 Q3 MD&A

($000’s except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net loss for the period	(4,868)	(458)	(6,984)	(3,571)
Income tax expense	(1,693)	(22)	(1,823)	(47)
Depreciation & depletion	441	194	1,132	556
EBITDA	(6,120)	(286)	(7,675)	(3,062)
per share	(0.03)	(0.00)	(0.03)	(0.03)

Adjustments
Share based compensation	273	145	1,908	371
Writedown of mineral property interests	7,205	-	7,205	-
Adjusted EBITDA	1,358	(141)	1,438	(2,691)
per share	0.01	(0.00)	0.01	(0.03)

Cash Costs and Direct Costs

Cash cost per ounce and direct cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per ounce and direct cost per tonne of production are provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its direct cost per tonne of ore processed as the cost of sales less depreciation and net of changes in inventories. The cash cost per ounce of silver produced reflects the cost of sales less depreciation, net of changes in inventory cost, refining charges and gold credits.

($000’s except throughput tonnes, ozs produced, cash cost/oz and direct cost/tonne)	Three Months Ended September 30,		Nine Months Ended September 30 ,
	2011	2010	2011	2010
Cost of Sales	3,388	643	7,169	1,438
Add / (Subtract)
Change in inventory	(134)	714	175	840
Depreciation	(437)	(163)	(1,020)	(325)
Direct Costs	2,817	1,194	6,324	1,953
Add /(Subtract)
Gold credits	(1,793)	(699)	(5,029)	(871)
Refining charges	526	22	1,005	59
Cash Costs	1,550	517	2,300	1,141

Throughput tonnes	24,820	16,568	57,343	23,110
Ozs Produced	129,384	63,770	303,847	81,967

Direct Cost of Production per Tonne $US	115.69	69.30	112.72	81.58
Cash Cost of Production per Oz $US*	12.21	7.80	7.74	13.44

*net of gold credits

2011 Q3 MD&A

During the three months ended September 30, 2011, the Company incurred a higher cash cost per ounce mainly as a result of encountering an area within the mine which had significantly lower gold grades which negatively impacted the gold credits the Company achieved. Ongoing mine development should open up higher grade stopes in the future which will allow the Company greater flexibility and consistency in grade control.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

During the year ended December 31, 2010, the Company provided a loan to a director of the Company for $93,000, bearing interest at 5.0% per annum, due on demand, with the principal and interest due on or before March 10, 2011. The loan was repaid during the quarter ended March 31, 2011.

During the year ended December 31, 2010, the Company completed a private placement at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

Included in accounts receivable are advances to a director and a company controlled by the director in the amount of $7,237 (December 31, 2010 - $6,737, January 1, 2010 - $Nil)

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments and Other Instruments

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States dollars and its cost of sales are incurred in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company‘s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or a third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and short term investments and accounts receivable and note receivable. The Company deposits cash and short term investments with high-credit quality financial institutions.

2011 Q3 MD&A

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company’s accounts receivable consist primarily of trade receivables for sales of silver and gold and from input tax credits receivable in Mexico. The Company maintains an allowance for doubtful accounts against certain VAT receivables in Mexico for which the expected collectability of is in question.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company manages liquidity by ensuring, as far as reasonably possible, that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and short term investments. Management believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and short term investments are currently invested in savings accounts and guaranteed investment certificates which are available on demand for the Company’s programs.

Interest Rate Risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments.

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of silver and gold. Silver and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and global political and economic conditions.

Capital Management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The Company’s capital structure consists of equity, comprising share capital, net accumulated deficit.

There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

Critical Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards (IFRS), management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

Readers should refer to Note 3 of the condensed interim consolidated financial statements for the quarter ending September 30, 2011, for the Company’s critical accounting policies and estimates.

2011 Q3 MD&A

Accounting standards issued and effective January 1, 2013

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IFRS 12 Disclosure of Interest in Other Entities sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 12 Income Taxes was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

2011 Q3 MD&A

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact, if any, that this standard might have on its consolidated financial statements.

IAS 1 Presentation of Financial Statements was amended in June 2011 to require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company has transitioned from Canadian GAAP reporting and has reported under IFRS for the period ended September 30, 2011, with restatement of comparative information presented.

Note 21 of the consolidated interim financial statements for the three and nine months ended September 30, 2011 provide further details on the Company’s key Canadian GAAP to IFRS differences, the IFRS 1 First-Time Adoption of International Financial Reporting Standards optional exemption choices and the Company’s accounting policy decisions.

Transitional Financial Impact

The below summarized financial statements provide an overview of the impact on our statement of financial position and statement of loss upon transition from Canadian GAAP to IFRS.

2011 Q3 MD&A

Summarized Statements of Financial Position

($‘000)	December 31, 2010			September 30, 2010			As at January 1, 2010 (Date of transition)
	Cdn GAAP	Effects of Transition to IFRS	IFRS	Cdn GAAP	Effects of Transition to IFRS	IFRS	Cdn GAAP	Effects of Transition to IFRS	IFRS

Total assets	94,306	(20,025)	74,281	38,370	(19,650)	18,720	37,055	(19,275)	17,780

Total liabilities	18,084	(3,233)	14,851	10,456	(3,432)	7,024	11,104	(3,350)	7,754

Total equity	76,222	(16,792)	59,430	27,914	(16,218)	11,696	25,951	(15,926)	10,026

Total liabilities and equity	94,306	(20,025)	74,281	38,370	(19,650)	18,720	37,055	(19,275)	17,780

Summarized Statements of Loss and Comprehensive Loss

($’000)	Year ended December 31, 2010			Three months ended September 30, 2010			Nine months ended September 30, 2010
	Cdn GAAP	Effect of Transition to IFRS	IFRS	Cdn GAAP	Effect of Transition to IFRS	IFRS	Cdn GAAP	Effect of Transition to IFRS	IFRS

Gross margin	839	212	1,051	(358)	27	(331)	(947)	69	(878)

Operating loss	(43,716)	249	(43,467)	(1,487)	28	(1,459)	(4,618)	38	(4,580)

Net loss	(41,468)	(189)	(41,657)	(355)	(103)	(458)	(3,402)	(169)	(3,571)

Comprehen sive loss	(41,468)	(620)	(42,088)	(355)	(280)	(635)	(3,402)	(300)	(3,702)

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based on the results of that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as at September 30, 2011 our disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by us in reports we file is recorded, processed, summarized and reported within the appropriate time periods and forms.

2011 Q3 MD&A

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Our internal controls include policies and procedures that (a) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

We have designed our internal risk management and control systems to provide reasonable (but not absolute) assurance of compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of our internal controls over financial reporting, our Chief Executive Officer and Chief Financial Officer believe that: (a) the internal controls over financial reporting are effective and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and (b) that no material failings in the reporting were discovered in the interim period ended September 30, 2011.

Changes in Internal Controls

There were no material changes to our internal controls over financial reporting during the interim period ended September 30, 2011 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Capital Stock

The Company has an unlimited number of common shares authorized, with 238,092,112 outstanding on September 30, 2011 and 238,292,112 as of the date of this MD&A.

On September 30, 2011, options to purchase 12,518,531 common shares and warrants to purchase 47,717,303 common shares were outstanding. As of the date of this MD&A, options to purchase 12,318,531 common shares and warrants to purchase 47,717,303 common shares were outstanding.

Qualified Person

Pursuant to National Instrument 43-101, Robert Fraser, M.Sc. P.Geo is the Qualified Person responsible for the technical disclosure in this MD&A.

2011 Q3 MD&A

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. These statements and information appear in a number of places in this document and include estimates, forecasts, information and statements as to management’s expectations with respect to, among other things the future financial or operating performance of the Company, costs and timing of the development of mines, the timing and amount of estimated future production, costs of production, capital and operating expenditures, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, and title disputes. Often, but not always, forward-looking statements and information can be identified by the use of words such as “may”, “will”, “should”, “plans”, “expects”, “intends”, “anticipates”, “believes”, “budget”, and “scheduled” or the negative thereof or variations thereon or similar terminology. Forward-looking statements and information are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that any such forward-looking statements and information are not guarantees and there can be no assurance that such statements and information will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) in respect of its financial year-ended December 31, 2010, which is filed with Canadian regulators on SEDAR (www.sedar.com) and the SEC on EDGAR (www.sec.gov). The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. All written and oral forward-looking statements and information attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Risk Factors

The operations of the Company are speculative due to the high-risk nature of its business which is the acquisition, exploration, development and operation of mineral properties. These risk factors could materially affect the Company‘s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. For complete information regarding the Company’s operations risks, please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010, which is available at www.sedar.com and the Company’s Form 40-F, available at www.sec.gov. Certain, but not all, of these risk factors are outlined below.

Due to the Company‘s material properties being located in Mexico, a substantial portion of its business is exposed to various degrees of political, economic and other risks and uncertainties which may cause disruption to mineral exploration and mining activities. Furthermore, Mexico‘s status as a developing country may make it more difficult for the Company to obtain required financing for its projects. The Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Company does not realize satisfactory prices for silver, gold and other metals that it will produce or achieve positive cash flow through operations, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements There can be no assurances that The Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows

2011 Q3 MD&A

In addition, the Company requires consultants and employees to work in Mexico to carry out its planned exploration and development programs. It may be difficult from time to time to find or hire qualified people in the mining industry who are situated in Mexico, or to obtain all of the necessary services or expertise in Mexico, or to conduct operations on its projects at reasonable rates. Furthermore, the Company is highly dependent upon its senior management and other key personnel and the loss of any such individuals could have a materially adverse effect on the business of the Company.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company‘s financial position, results of operations and the Company‘s mining operations and project development plans.

In Mexico, acts of civil disobedience are common; in recent years, many mining companies have been the targets of actions to restrict access to legally-entitled mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs.

The Mineral Reserve and Resource estimates previously reported under NI 43-101 are estimates and as such, there is uncertainty to the actual volume and grades until the reserves are actually mined and processed. Variability in these estimates could affect the level of production and capital and operating cost. While the Company has had independent geological consultants conduct a review of the estimates of Mineral Reserves and Resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially overstated, that could have a material and adverse effect on the Company’s business and results of operations. There are no assurances that current estimated reserves and resources will be commercially mined in the future or mined in the method set out in the NI 43-101 report. The Company has engaged independent technical consultants to assist in preparing Mineral Reserves and Resources, and project engineering, as required. There is no guarantee the work performed by the Company, or the consultants, will prove correct and free of defects.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Environmental laws and regulations may affect the operations of the Company making operations in that country more expensive. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating may occur. It is not always possible to fully insure against such risks.

2011 Q3 MD&A